UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-3381

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Pep Boys Savings Plan— Puerto Rico

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Pep Boys — Manny, Moe & Jack
3111 W. Allegheny Avenue
Philadelphia,  PA  19132

Registrant’s telephone number, including area code (215) 430-9000

Notices and communications from the Securities and Exchange
Commission relating to this Report should be forwarded to:

Bernard K. McElroy
Vice President — Chief Accounting Officer & Treasurer
The Pep Boys — Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA  19132

THE PEP BOYS SAVINGS PLAN — Puerto Rico

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrative Committee of

The Pep Boys Savings Plan — Puerto Rico:

We have audited the accompanying statement of net assets available for benefits of The Pep Boys Savings Plan — Puerto Rico (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parente Randolph, LLC
Philadelphia, Pennsylvania
June 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee

The Pep Boys Savings Plan — Puerto Rico

Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of The Pep Boys Savings Plan — Puerto Rico (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of The Pep Boys Savings Plan — Puerto Rico as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
June 28, 2006

THE PEP BOYS SAVINGS PLAN — PUERTO RICO
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS
Investments	$2,724,719	$2,569,382

Contributions receivable:
Participant contributions	—	22,591
Employer contributions	4,883	3,486
Total contributions receivable	4,883	26,077

Cash	44,827	—
Accrued dividends	161	3,432
Total Assets	2,774,590	2,598,891

LIABILITIES
Refundable contributions and earnings	85,973	—
Due to broker for securities purchased	—	3,432
Total Liabilities	85,973	3,432

NET ASSETS AVAILABLE FOR BENEFITS	$2,688,617	$2,595,459

See notes to financial statements.

THE PEP BOYS SAVINGS PLAN — PUERTO RICO
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Dividends and interest	$46,071	$40,096
Net appreciation in fair value of investments	88,152	—
Interest on loans	23,258	17,342
Total investment income	157,481	57,438
Contributions:
Participants	180,206	218,532
Employer	85,536	86,823
Other	7,290	—
Total contributions	273,032	305,355
Total Additions	430,513	362,793

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	—	(130,987)
Benefits paid to participants	(250,631)	(286,868)
Refundable contributions and earnings	(85,973)	—
Administrative expense	(751)	(788)
Total Deductions	(337,355)	(418,643)

NET INCREASE (DECREASE)	93,158	(55,850)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,595,459	2,651,309
End of year	$2,688,617	$2,595,459

See notes to financial statements.

THE PEP BOYS SAVINGS PLAN — PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE PLAN

The information in these notes regarding The Pep Boys Savings Plan — Puerto Rico (the “Plan”) is provided for general purposes only. Participants should refer to the Plan document for a more complete description of the Plan provisions.

General

The Plan was established  April 1, 1995. The Plan provides a vehicle for participating employees of Pep Boys — Manny, Moe & Jack of Puerto Rico, Inc. (the “Company”) to increase savings. The Plan is a defined contribution plan structured to comply with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation

All employees of  the Company who have attained the age of 21, are a bona fide resident of Puerto Rico and completed one year of service as defined by the Plan, other than those employees whose terms and conditions of employment are determined by a collective bargaining agreement unless such collective bargaining agreement provides to the contrary, may join the Plan any time on or after the start of the quarter, which immediately follows the employee’s anniversary date. These quarter dates are January 1, April 1, July 1, or October 1.

Contributions

Each year, participants may contribute, any whole percentage from 1% to 10% of pretax annual compensation, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may at any time elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan. Participants do not have to satisfy the eligibility requirements to make a rollover.

The Company contributes the lesser of 50% of the first 6% of the participant’s pre-tax contributions or a maximum 3% of the participant’s compensation. The Company’s matching contributions are invested in the same fund(s) and in the same proportion chosen by the participants for their contributions.

Participant contributions to the Plan, up to maximums of $8,000 during 2006 and 2005 respectively, are not subject to income tax until their withdrawal from the Plan. Additionally, participants are not subject to tax on the Company’s contributions to the Plan, appreciation in Plan assets or income earned thereon until withdrawn from the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings, and (c) charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

Lump sum distributions from the Plan equal to the value of the participants’ vested interest may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment. Distributions and withdrawals are processed on a daily basis.

Forfeited Accounts

Forfeitures of non-vested employer contributions are used to reduce future company contributions. At December 31, 2006 and 2005, forfeited non-vested accounts totaled $20,750 and $15,000, respectively. Forfeited amounts of $0 and $6,000 were used to reduce company contributions in 2006 and 2005, respectively.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in the Company’s contributions for a particular year if the participant is actively employed on the last business day of the Plan year (which ends December 31) or if the participant’s employment terminated due to death, disability or retirement prior to December 31.

Participant Loans

Loans are made available to all Plan participant’s whose account value is $1,000 or more. Participants may borrow up to 50% of their account balance subject to a minimum of $500 and a maximum of $50,000. The $50,000 maximum may be reduced if the participant has another loan within one year of the date that such participant takes out the loan. The maximum duration of a loan is five years unless the loan is used to purchase a primary residence. In such a case, the loan term is permitted for up to a 30 year duration. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans. Interest rates at December 31, 2006, range from 5.0% to 10.5%. Participants may have up to two loans at one time and prepay loans in full at any time. Principal and interest is paid ratably through payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New Accounting Standard

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP’), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The River Source Stable Capital Fund II, held by the Plan, holds contracts which are subject to the FSP.  Adoption of the FSP, effective December 31, 2006, did not have a material impact on the financial statements as the contract values approximate estimated fair values.

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates and assumptions.

Risks and Uncertainties

The Plan provides for investment options in mutual funds, common/collective trusts and common stock of the Company. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could  materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits:

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Investments are stated at fair value.  Mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.  The common/collective trust, River Source Stable Capital Fund II, is valued at its net unit value that is based upon the value of the underlying securities stated at contract value which approximates fair value at year-end as determined by the Trustee.  The common/collective trust, River Source Stable Equity Index Fund II, is valued at its net unit value based on the fair value of the underlying securities at year-end as determined by the Trustee.  The fair value of the Pep Boys Stock Fund is valued at the year-end unit value as determined by the Trustee and is based upon the value of the underlying Pep Boys stock and short-term money market investments.

The loan fund is stated at cost plus accrued interest. Investments in all other funds are stated at fair value. Fair value represents the closing prices for those securities having readily available market quotations, and fair value as determined by the Plan trustee with respect to other securities.

Purchases and sales of securities  are accounted for on the trade date. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned and are not separately reflected. Therefore, management fees and operating expenses are reflected as a reduction of investment return on such investments.

Reclassifications

Certain prior year amounts were reclassified to conform with current presentation.

3. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2006	2005
RVST Stable Capital Fund II	$568,627	$445,201
RVST Equity Index Fund II	310,497	260,220
The Pep Boys Stock Fund	1,141,397	1,090,608
Fidelity Freedom 2010 Fund	183,131	168,317
Templeton Foreign Fund (Class A)	—	140,214
Loans to participants	367,962	368,437

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Pep Boys Stock Fund	$11,939	$(161,639)
Mutual Funds	14,552	30,652
Common/Collective Trust	61,661	—
	$88,152	$(130,987)

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of termination of the Plan, the interest of the participants or their beneficiaries will remain fully vested and not be subject to forfeiture in whole or in part and distributions shall be made to them in cash and/or stock as applicable.

5. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common/collective trusts managed by Ameriprise Trust Company.  Ameriprise Trust Company serves as the custodian and recordkeeper of the Plan, and therefore, Plan transactions involving these investment securities qualify as party-in-interest transactions.  Additionally, loans to participants qualify as party-in-interest transactions.  All of these transactions are exempt from the prohibited transactions rules of ERISA.

The Plan holds 76,810 and 72,010 shares of Pep Boys common stock with a current value of $1,141,397 and $1,072,229 as of December 31, 2006 and 2005, respectively.

The Company pays all costs associated with administering the Plan, except loan administration fees and certain investment-related fees.

Certain administrative functions of the Plan are performed by members of the Administrative Committee who are employees of the Company.  No such employee receives compensation from the Plan.

6. TAX STATUS

The Puerto Rico Department of Treasury has determined and informed the Company by a letter dated December 22, 1998 indicating that the Plan is designed in accordance with the applicable sections of   Section 401(a) of the Puerto Rico Internal Revenue of 1994 (the “Code”). Accordingly, the Plan’s related trust is exempt from federal taxation under Section 1165(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7. RECONCILIATION TO THE FORM 5500

Certain items in the Plan’s financial statements are treated differently for tax purposes and reporting under the Plan’s Annual Return/Report of Employee Benefit Plan (“Form 5500”). At December 31, 2006, the following differences exist between financial and tax reporting:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements at the end of the year	$2,688,617
Deemed distribution loan balance at the end of the year	(900)
Net assets available for benefits per the Form 5500 at the end of the year	$2,687,717

The following is a reconciliation of the beginning balance per the financial statements to the Form 5500:

Net assets available for benefits at the beginning of the year per the financial statements	$2,595,459
Deemed distribution loan balance at the beginning of the year	(900)
Net assets available for benefits at the beginning of the year per the Form 5500	$2,594,559

At December 31, 2005, the following differences exist between financial and tax reporting:

	Plan Financial Statements	Plan Form 5500
Loans to participants	$368,437	$367,537
Dividend and interest income	40,096	19,833
Interest on loans	17,342	17,405
Net realized and unrealized loss	(130,987)	(110,724)
Certain deemed distributions	—	(963)

8. SUBSEQUENT EVENTS

Wachovia Bank, N.A.’s acquisition of Ameriprise Trust Company’s 401(k) custodial and recordkeeping business closed on June 1, 2006. As a result, custodial, recordkeeping and administrative services for the Plan transitioned from Ameriprise Retirement Services to Wachovia Retirement Services on April 2, 2007.

THE PEP BOYS SAVINGS PLAN — PUERTO RICO

FORM 5500, SCHEDULE H, PART IV

LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN # 51-0363784, Plan #001

DECEMBER 31, 2006

	Identity of Issue	Description	Current Value
*	RVST Stable Capital Fund II	Common / Collective Trust	$568,627

*	RVST Equity Index Fund II	Common / Collective Trust	310,497

	Pep Boys Stock Fund
*	The Pep Boys — Manny, Moe & Jack Common Stock		1,141,397

	Fidelity Freedom 2010 Fund	Mutual Fund	183,131

	Fidelity Freedom 2020 Fund	Mutual Fund	647

	Fidelity Freedom 2030 Fund	Mutual Fund	2,291

	Fidelity Freedom 2040 Fund	Mutual Fund	1,906

	PIMCO Total Return Fund (Institutional Shares)	Mutual Fund	20,873

*	RVS Small Company Index Fund (Class Y)	Mutual Fund	73,110

	Templeton Foreign Fund (Class R4)	Mutual Fund	54,278

*	Loans to participants	Interest rates of 5.00% to 10.50%, maturing from 2006-2036	367,962
			$2,724,719

*                    Indicates party-in-interest to the plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

THE PEP BOYS SAVINGS PLAN - PUERTO RICO

DATE: June 27, 2007	BY:	/s/ Bernard K. McElroy
Bernard K. McElroy
Chairman—
Administrative Committee

EXHIBITS INDEX

(23.1)**	Consent of Independent Registered Public Accounting Firm

(23.2)**	Consent of Independent Registered Public Accounting Firm

**             Filed herewith